Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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Thomson StreetEventsSM

SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

Event Date/Time: Feb. 18. 2005 / 9:30AM ET

FINAL TRANSCRIPT

SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

CORPORATE PARTICIPANTS

Mike McCormack

Bear Stearns & Co. - Analyst

Rick Lindner

SBC Communications, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

James Wrigley

Merrill Lynch - Analyst

Scott Goldman

Bear Stearns & Co. - Analyst

Allen Tory

SCS Management - Analyst

PRESENTATION

Operator

Good morning and welcome to your Bear Stearns SBC conference call. (OPERATOR INSTRUCTIONS).

Please note the following disclosures. Verizon Communications, Time Warner Telecom are, or during the past 12 months, have been an investment banking client of Bear, Stearns & Company. Verizon Communications; Sprint Corp.; SBC Communications; Citizen Communications; Century Tel, Inc.; BellSouth Corporation; AT&T Corp. are, or during the past 12 months, have been a noninvesting banking client securities and related services of Bear, Stearns & Company. Within the past 12 months, Bear, Stearns & Company or one of its affiliates, has received noninvestment banking compensation from AT&T Corp.; BellSouth Corporation; Century Tel, Inc.; Citizen Communication; SBC Communication; Sprint Corp.; Verizon Communications.

It is now my pleasure to introduce your host, Mr. Mike McCormack.

Mike McCormack — Bear Stearns & Co. - Analyst

Thank you very much, operator. And good morning to our guests from San Antonio and good afternoon to our friends and colleagues in Europe. We’re very excited to have Rick Lindner, SBC’s Chief Financial Officer and Richard Dietz, the Head of SBC’s Investor Relations team join us on the call today. A slide presentation should have been e-mailed to you in advance of this call. If you don’t have a copy, please e-mail me at mmccormack@bear.com and I’ll send it immediately.

In our view, this call could not be more timely. As I’m sure you’re aware, SBC has recently announced its plans to acquire AT&T. In addition, Cingular, SBC’s wireless joint venture with BellSouth, recently closed on its acquisition of AT&T Wireless. I would also point out that SBC is in the midst of an exciting project, Lightspeed Deployment, with plans to bring fiber to the node and deliver the long-awaited triple play of services.

Before I hand it off to Rick, I want to thank both Rick and Rich for taking time to speak with us during what is likely one of the most dynamic times in SBC’s history. With that, I’ll turn it over to Rick.

Rick Lindner — SBC Communications, Inc. - CFO

Thanks, Mike, and hello to everyone on the call. On behalf of SBC, my thanks to Bear Stearns for hosting this discussion today, and we appreciate the opportunity to talk with you.

Before I start, I’m required to call your attention to slide 2, which is our cautionary language. And essentially, this says that we, to the degree we talk about estimates and forward-looking statements today, those are subject to risks and uncertainties. You can find a discussion of those risks and uncertainties on our Website and in our filings with the Securities and Exchange Commission. We disclaim any obligation to update or revise the statements based on new information.

We may also talk about certain non-GAAP financial measures, and reconciliations between non-GAAP and GAAP financial measures are also available on our Website. I also need to call your attention to the information on slide 3 regarding certain SEC filings in connection with our acquisition of AT&T.

With that, let me start today with slide 4, which gives you a quick overview of our business segments. Our core wireline phone business, that’s local long distance, data services and DSL, represented $37 billion in 2004 revenues. As you know, we are a 60% owner of Cingular Wireless, United States’ largest wireless provider with 49 million subscribers, in spectrum covering a total population of 290 million. In 2004, Cingular’s pro forma revenues totaled 32 billion.

We also have a large and very profitable directory business. We distribute 110 million directory copies annually to reach 36 million households. Directory represents 3.8 billion in annual revenues with very strong profit margins.

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SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

Our international holdings include investments in Telmex, the incumbent phone company in Mexico, which had revenues in 2004 of about $12 billion, and has a market cap of more than 23 billion and America Mobile, a leading wireless company in Mexico and Latin America. America Mobile has ownership in companies with combined subscribers of more than 60 million. Over the past couple of years, we have sold a number of international holdings and we’ve used the proceeds to help fund our acquisition of AT&T Wireless.

With that as a background, let me give you a quick walk-through of our most recent results, and the highlights of those are on slide 5. What you see here is solid execution of both wireline and wireless business. In the fourth quarter, we delivered strong DSO growth, double-digit data growth. Wireline revenues were up 3.6% and Cingular Wireless delivered 1.8 million pro forma net ads with improved churn numbers.

There was good marketplace execution across the board. Three straight quarters of revenue growth overall and three straight quarters of revenue growth in our core wireline business. You can see these trends on slide 6. Total wireline revenues are on the left, consumer wireline revenues on the right. Our consumer wireline revenues grew 2.8% the fourth quarter. And the primary driver of that growth has been our bundling strategy, which includes bundling products such as DSL and long distance, where we continue to post very strong numbers.

With regards to long distance, we added 1.1 million lines in the fourth quarter, more than 6 million lines last year, and we ended the year with 20.9 million long-distance lines. You can see these results, graphically, on slide 7.

A couple of things to note. First, long distance continues to have growth opportunities in it. Our long-distance penetration of retail lines is approaching 50%. But, if you look across our business in some areas where we have been in long distance for the longest period of time, those metrics are approaching 80%. So, still upside on the long-distance side.

The second thing to note is, we’ve kept our long-distance metric solid. Per minute pricing has remained stable, and nearly 80% of our consumer subscribers have plans with monthly recurring charges. In the fourth quarter, long-distance revenues were up year-over-year 23.5%.

We also had strong growth in DSL. You can see that on slide 8. In 2004, we added 1.6 million DSL lines and we ended theyear with 5.1 million. Our penetration of capable locations, which is essentially a homes passed number, is close to 13% company-wide and in our best region, in the west, it’s above 18%.

We have achieved penetration gains, while at the same time increasing our footprint last year by 10%. Approximately 77% of our locations today are now DSL-capable. And in 2004, DSL accounted for roughly 2 billion in revenues and our DSL Internet revenues grew 27% in the fourth quarter.

The newest component in our consumer bundle is video with our Dish Network Satellite product. And as you see on slide 9, we ended 2004 with 323,000 customers, adding 97,000 in the fourth quarter. We’re taking a very targeted approach with this product, while we move forward with Project Lightspeed, as Mike mentioned earlier in the introduction.

Lightspeed will provide an integrated set of next-generation IP services, combining voice, high-speed Internet access and digital TV. The platform for Project Lightspeed is an IP-based fiber-to-the-node deployment in overbuild areas and fiber-to-the-premise in new build situations.

We believe this approach is a superior speed to market. We plan to pass 18 million homes within 3 years. It enables operational cost savings in our business, and it’s cost efficient with one-fifth the cost to deploy versus a full fiber-to-the-premise in overbuild situations. And most importantly, it will leapfrog our business into a new set of services and capabilities. We’re deploying fiber-to-the-premise in the new builds already and plan to begin construction on the fiber-to-the-node portion of the project this quarter.

Slide 10 shows how these components have helped to drive penetration in key product bundles. A key product bundle for us is an access line plus 1 or more of DSL long distance, jointly-billed wireless or satellite TV. And at the end of the year, 61% of our consumers had a key product bundle, and that was up 44% from a year ago.

Total customers with two or more key products more than doubled in the last year. And as a result, our consumer average revenue per customer is up substantially over the past year, more than 8%. Our progress in bundling, combined with favorable court rulings in 2004 that caused some of our Uni-P (ph) competitors to scale back marketing efforts has resulted in improved access line trends in the business.

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SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

As you see on slide 11, in the second half of 2004, we had an absolute decline of wholesale lines - that’s Uni-P plus resale lines - of more than half a million. The chart in the middle of this slide shows our quarterly losses of retail primary consumer lines and the chart on the right shows quarter-by-quarter changes in business retail lines. And in both cases, we’ve ended the year moving in the right direction, with the smallest declines in, clearly the last few years, in retail lines.

As you saw earlier with our consumer wireline revenues, we’ve made good progress in business markets as well. As you see on the left side of slide 12, our business revenue growth also took a step up in the fourth quarter, growing 3.3%, driven by data-service revenues.

Small and medium-business revenues were up 2% versus the year-ago quarter. ISP revenues declined at a double-digit pace. That’s not new. They’ve been on that trend for some time. But they’re a very small slice of the pie. And enterprise revenues - that’s large-business accounts, government, education and medical - were up 5% in the quarter.

Our total data revenues were up 10.5% in the fourth quarter to 2.9 billion, and this was our strongest year-over-year and sequential data growth in more than 3 years. DSL revenues are up. Data integration is also up. That includes complex solutions for enterprise customers in managed services. And high-cap transport revenues are stable, off slightly in wholesale where you see the impact of IXC declines, but up in retail.

If you look on slide 14, I’ve included some peer comparisons that show SBC’s performance in key wireline metrics versus our two closest U.S. peers. We lead in long distance and in DSL and in data revenues. And we have the best wireline revenue growth, as a result, versus our peers.

Because we’ve combined revenue growth with solid cost management, as you see on slide 15, operating income growth rates track with our trends in revenues. We’ve got a good, nice improving trend there quarter-over-quarter.

Let me turn now and talk a little bit about Cingular. As you know, Cingular’s results are not reflected in our reported revenues and operating expense. Instead, in compliance with accounting rules for joint ventures, Cingular’s results are shown in equity and net income of affiliates.

We took an important step in 2004 with Cingular’s acquisition of AT&T Wireless. We believe that the new Cingular has an unparalleled set of assets in the U.S. with 49 million subscribers, outstanding coverage, 290 million pops, covering all of the country’s top 100 markets.

Cingular’s spectrum portfolio is also number 1 in the industry, with average spectrum depth in the top 100 markets of 58 megahertz. That’s significantly above the other national providers. The AT&T Wireless transaction closed last October and the Cingular team in Atlanta was ready to execute and got off to a great start.

Cingular’s fourth-quarter results are summarized on slide 17. Record gross adds for the quarter, record net adds and improved churn at 2.6%. During the quarter, Cingular made progress in some additional important areas. They move their percentage of subscribers that are GSM-equipped from 57% to 65%, and as you know, Cingular was much further along in its GSM conversion than AT&T Wireless. But in the quarter, Cingular transitioned 8% of its total subscriber base to GSM.

In the final 2 months of the quarter, we also converted more than 1 million former AT&T Wireless customers to Cingular GSM post-paid plans. So, it was a great quarter. They’re off to a good start there in terms of execution. And the early execution is really focused around a smooth transition for the customer base. And so far that’s gone very well.

Cingular’s primary merger initiatives are on or ahead of schedule, and the customer response has been great. We expect more good things to come. For example, Cingular has a terrific opportunity in business markets. They set up a separate business marketing group in December, and in the fourth quarter signed up or extended over 300 accounts. And you may have seen, in the last few weeks, Forrester Research named Cingular the frontrunner in this business in data segment.

Cingular is moving, also, to quickly strengthen network coverage. They’ve added about a thousand cell sites in the fourth quarter, and the California/Nevada network build has begun. As you may know, they’re weak. We sold the former Cingular Network to T-Mobile in California and Nevada, so we’re going through an extensive build-out of the AT&T Network to add both coverage and capacity.

Cingular’s UMTS/HSBPA trials are also progressing well. As you may have seen, Cingular and Lucent recently completed the first data calls in the Atlanta market with some excellent results and excellent speed. So, again, all in all, we couldn’t

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SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

have asked for better execution in the first 90 days after the transaction closed.

That’s kind of a quick recap of where we are at the end of 2004 and some momentum, I think we have, in the business heading into 2005. Let me look forward a little bit and summarize our outlook for you for 2005, and you’ll find that on slide 19.

In 2005, we expect improved retail line trends to continue, offset by declines in wholesale lines. In long distance, we expect stable ARPU along with continued subscriber growth approaching 60% overall penetration on retail primary lines by the end of the year. In broadband, we expect DSL lines to continue their strong growth consistent with 2004 results.

Moving to slide 20, we expect SBC revenues to grow in the low-single-digit range. That’s on a consolidated basis but excluding Cingular. We expect to achieve operating margins in the 15- to 16-percent range, up slightly from 2004. With regard to Cingular, we expect integration costs to have an impact on SBC in the $0.07 to $0.09 range and non-cash intangible amortization from the acquisition will be $0.20 to $0.21 in 2005 and we’ll continue to normalize these items in our quarterly reporting.

Finally, incremental financing costs year-over-year associated with the AT&T Wireless acquisition will be $0.05 to $0.06, and that’s due to a full year, in 2005, of the funding related to the AT&T merger. We expect SBC capital expenditures of 5.4 to 5.7 billion as we focus resources on high-growth opportunitiesand carve out spending from other areas.

Cingular expects capital expenditures in the 6.8 to 7.2 billion range. We would expect this to be Cingular’s peak capital expenditure year as they invest in UMTS/HSDPA, as well as network expansion and network integration of the former Cingular and AT&T Wireless networks. We expect to deliver approximately 3 billion of free cash flow after dividends and capital expenditures. That’s including our share of cash returned from Cingular. And that will give us the flexibility to reduct debt and return value to share owners through share repurchase and dividend growth.

In summary, we have, I think, a very solid, confident view of 2005 based on the trends we’ve had and the businesses we’ve finished 2004. The other major focus area for 2005 will be to gain approvals for our proposed acquisition of AT&T, which we announced a couple of weeks ago.

Some of the key points regarding this transaction are on slide 21 and 22. The transaction promises to do, I think, a number of important things for SBC. It will evolve us to a new level in terms of the enterprise business market. It will give us a best-in-class network with advanced product sets and IP-based services. It will give us nationwide and global reach immediately. And the transaction comes with large opportunities for synergies, and these synergies ramp up quickly after the transaction closes.

We expect this transaction to be incrementally cash-flow positive in 2007 and earnings positive by 2008. By 2009, we expect an annual run from synergies of more than 2.4 billion, and on a net present value basis, the synergies are worth about 15 billion, nearly as much as the purchase price. The combined credit metrics we expect to have are generally consistent with SBC’s stand-alone credit metrics, and the combined company will continue to generate a substantial amount of cash flow.

We’re very pleased and we’re excited about this acquisition and we’re moving forward, as you may have seen in the papers today, with the approval process, getting ready to complete our initial filings to the DOJ and the FCC.

That concludes my prepared remarks today and I hope you found the slides helpful. And at this time, we’ll kick off the Q&A and Mike, I’ll turn it back to you.

QUESTIONS AND ANSWERS

Mike McCormack — Bear Stearns & Co. - Analyst

Great. Thanks, Rick. I’ll just kick off the first question, I think, given that today’s call is a global call. Maybe Rick, you could talk about, the company, obviously, over the past year, year and a half or so, has divested its interests in Denmark, Belgium and South Africa, most notably. AT&T, for its part, several years ago, unwound a concert joint venture. The combined company clearly will be a global company. Just wondering if you can give us your thoughts on what the combined company’s international strategy will be focusing on.

Rick Lindner — SBC Communications, Inc. - CFO

Sure. I’ll be happy to, Mike. I think, from our standpoint, some of the international investments that we had, some of which we made as part of SBC and some of which we acquired

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SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

through acquisitions, particularly of Ameritech. Those assets performed, I think, very well for us. And when we look back and look at the amounts invested and paid for those and the returns we generated, we’re happy with the performance of those investments. But as we looked at where we were, particularly at the beginning of 2004, they were not - they were partnership equity investments. They were not necessarily strategic to our core business.

And as a result, we took steps, then, subsequent to the deal to acquire AT&T Wireless, we took steps then to cash out of those investments and essentially used those funds to fund a substantial part of our investment in AT&T Wireless. We’ve continued to maintain and would expect to continue to maintain our investments in Telmex and America Mobile. And through those investments and relationships we have with those companies, it’s a, I would say, a more strategic investment for us in terms of the interfaces we have with their businesses, their networks, commercial agreements we have in place. And so, we’ll expect to maintain those.

I think AT&T, on their side, has done an excellent job of building international capabilities and leveraging those to support enterprise customers. And they’ve done it, I think, in a very smart, capital-efficient way - building and owning facilities where it made sense, where they had concentrations of traffic; co-locating and utilizing local facilities of major providers, particularly in Europe; and using those facilities, then, to reach key customers. They’ve done a good job, I think, of following key enterprise customers, wherever those customers are in the world. And I would expect our strategy to continue and to follow in that vein.

Mike McCormack — Bear Stearns & Co. - Analyst

Great. Operator, why don’t we open it up to the audience now.

Operator

Thank you. The floor is now open for questions. (OPERATOR INSTRUCTIONS). James Wrigley (ph), Merrill Lynch.

James Wrigley — Merrill Lynch - Analyst

Hi there, Rick. Just wanted to get a couple of questions in, and the first one was on Cingular and basically wireless pricing in the U.S. I think it’s been stable for a couple of years now. Would you expect it to go forward?

Rick Lindner — SBC Communications, Inc. - CFO

I think you’re absolutely right with that, James. The pricing in the U.S. has been fairly stable for the last, I’d say year or two. Actually, I expect, as we go forward, I expect that trend largely to continue. We’re, as you know, going to have some additional consolidations this year, it appears, with Sprint and Nextel. I think that will help.

And if I just look over the last several months as an example, Cingular actually has raised prices in some areas. We dropped some plans that we had used in the middle of 2004 on a promotional basis and we dropped off some of those plans. The pricing for the new Cingular has been very consistent, I think, with the pricing in the marketplace. We had an absolutely terrific fourth quarter and we’re pleased, both with the results we saw in gross sales and the traffic we had in our stores and our retail distribution, as well as reduction we’ve seen in churn.

Subsequent to fourth quarter, we’ve seen a little bit of pricing response and activity, but it hasn’t been really significant. So, I think we’re settling into a range of pricing that the carriers are comfortable with and growth continues to be very strong.

James Wrigley — Merrill Lynch - Analyst

Okay. And the other question I wanted to ask was just on the terms of the market growth as well, in terms of net adds. Do you see the market slowing down in ‘05 on an absolute basis or sort of accelerating still in ‘05 on ‘04?

Rick Lindner — SBC Communications, Inc. - CFO

I’ve been - I was really in the wireless business within SBC and then Cingular since 1999, and I think in just about every year since that time common sense would tell you, and all the numbers and the math would tell you, that the absolute number of net adds should begin to slow down, but it just is not happening.

The industry, in total, had a terrific fourth quarter, and I think the first quarter of this year, based on all the market research we see, is also starting out very strong. And I think if you look at some of the experience we now have from countries in

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SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

Europe, as an example, the penetration rates continue to climb. We see more and more customers using multiple devices and so, relative to the U.S. market, what I used to think was kind of a cap on the market, somewhere in the 70, 75 percent penetration range, I don’t believe that’s the case any longer. I think we’ll push past that. So, I would expect to have very good growth in 2005 for the industry.

James Wrigley — Merrill Lynch - Analyst

Okay. And then just a third question, as well, just on the AT&T deal as well. And in terms of the way you’re calculating your synergies, if you look at AT&T and the management there, there’s consistently underestimated decline in their core business, not only sort of in a 2, 3-year view, but on a sort of 2 or 3 quarter view as well. How do you have any sort of confidence that any of your cost-saving synergies will not be wiped out by revenue declines?

Rick Lindner — SBC Communications, Inc. - CFO

That’s a great question. I think we have - first of all, I think we’ve taken a pretty conservative approach in how we viewed and modeled the revenue side of this acquisition. And what gives me comfort, from a financial standpoint, on it is, you have a very clear line of sight on the synergies. And the synergies on this acquisition are largely not extensive efforts to execute and roll out best practices across a new entity. It’s largely the result of really eliminating redundancy between the two organizations, combining traffic on a single network. And so, the synergy numbers I feel very comfortable with and they’re largely cost [audio gap].

On the revenue side, our expectations, when you look at the business, are that they will continue to decline on certain areas like consumer, for example, that obviously, that stream will roll out over the next few years. And on the business side, we will continue to see some declines in some of their core voice and LV voice revenues.

But within the business of enterprise, customer base and revenue stream, there’s a number of areas that are showing strong and even double-digit growth. So, as the company works through the transition on the enterprise customers to new IP-based technologies, what we believe you’ll see is an emergence of a slightly different business model.

It will be a business model where we transition over the next few years with some continued declines in revenues as companies move to newer technologies, but then that revenue stream stabilizes it. And underlying it, the IP-based networks and the operating systems that support it will provide and support that revenue stream with much lower levels of expense and much lower levels of capital expenditures.

So, we’re transitioning, we feel, in the business model right now, but we’re going to come out the other side of this in a 2-year to 3-year period with a, I think, a company with some pretty strong financial characteristics, certainly good cash flow. We’ll return to some stability in revenues. I think there’s some opportunities for the market to improve as well.

We really like the position we’re in. It [audio gap] that we’re buying a terrific asset and we feel that it’s an asset that may be currently distressed to some degree, but has a lot of up-side potential within the next 2 to 3 years after the acquisition.

James Wrigley — Merrill Lynch - Analyst

Okay. And just one final thing. What do you think is better for combined SBC/AT&T, an MCI/Verizon deal or an MCI/Qwest deal?

Rick Lindner — SBC Communications, Inc. - CFO

You know, I don’t know if I have a strong preference one way or the other. I guess I would tell you, my inclination is that Verizon and MCI will be together. To some degree, I guess that will depend on, well, how strongly Verizon feels about the transaction. But they certainly have the upper hand, in terms of winning it, if they’re inclined to do that.

I think that combination would be a strong competitor in the marketplace. But MCI has, since it’s emerged from bankruptcy, has continued to compete very strongly in the marketplace as well. I just think, financially, they’re probably certainly stronger with a Verizon combination than with a Qwest.

James Wrigley — Merrill Lynch - Analyst

Okay, great. Well, thanks for taking my questions, Rick.

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SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

Operator

Thank you. (OPERATOR INSTRUCTIONS). Scott Goldman, Bear Stearns.

Scott Goldman — Bear Stearns & Co. - Analyst

Hi, Rick. I was wondering if we could just focus a little bit on Project Lightspeed and your fiber plans relative to, say, what Verizon is doing. I think there’s probably a couple of major differences that I see. One is with respect to franchise licenses where Verizon is obviously pursuing them and you guys are not.

I was wondering if you could just talk a little bit about what your expectations are for that. Also, where you stand currently with content deals. Thanks.

Rick Lindner — SBC Communications, Inc. - CFO

Sure. On the franchise side, first of all, the service we’re offering, we feel, is different from, both in terms of the technology platform, as well as in terms of the customer and user interfaces and the standard broadcast cable is today. And this is an IP-based service. It’s a fully IP-based platform in voice data, as well as in video. It is not broadcast from the standpoint of, we’re not broadcasting 300 channels out across the entire network. It’s totally demand-based in terms of, we’re going to broadcast a video signal based on requests and demand from customers’ locations.

And with that platform, with that technology, we don’t feel -we feel that this fits within the category of an IP-basedservice, as opposed to a broadcast video service. We already have great relationships through our telephone company business with municipalities throughout our territory. We’re working with those municipalities. We’re working in several of the state jurisdictions. We’re being sensitive, I think, to both the states’ and the municipalities’ needs in terms of migrating their revenues and their budgets and so forth through this next few years as technologies change.

But we are a new provider in this space. We’re going to bring a new service to market. We’re going to bring some added competition to the marketplace in terms of video. It’s a different kind of service. When you look at satellite providers, satellite providers do not have those same kind of municipal franchise requirements, and that’s the position we have. We’ve already had, I think, very positive conversations with a number of jurisdictions. A number of municipalities are ready and willing for us to enter their markets.

And so, we’re going to just keep pushing that very hard this year. We think it’s the right thing to do. We should be treated, in this space, as a newer provider. Cable companies and other new providers have enjoyed that position as they’ve entered the telephony space.

Relative to content, we have, I think as you know, hired Dan York (ph), who has significant experience on the content side of the business. He was previously with In Demand. And that experience, I think, given the way our network technology and video plans will evolve, will be a great fit. He’s had previous experience with HBO.

Dan and his team are working on the content side now. I can tell you, we have really no concerns at this point about being ready to launch at the end of this year and launch with full content, but we’re in the middle of those negotiations right now.

For the content providers, obviously, they want to secure the best contracts and transactions that they can, but they also, I think, view us favorably as we’re just another form of distribution for them.

One thing else I should mention along that line as well is, we also have the advantage, given how technology is evolving on the wireless side and along with our rollout in Cingular of UMTS/HSDPA. We also bring to content providers a 49, nearly 50 million customer base on the wireless side that also has a, I think, a great future in terms of requesting and delivery of video content.

Scott Goldman — Bear Stearns & Co. - Analyst

Great. Just one quick follow-up to that. I believe you guys, when you announced Project Lightspeed, had mentioned that you planned to be the second largest provider of video services within your region. Do you see most of that market share being taken at expense of the satellite guys of the cable guys? And if it’s the satellite guys, is it just because of the fact they won’t be able to provide a full suite of services such as yourselves and the cable companies? Thanks.

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SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

Rick Lindner — SBC Communications, Inc. - CFO

Well, I think it’s - in truth, as it plays out, I think you’ll see it’s a combination of both. Certainly cable providers have the single largest share to date, and so, as we enter the market, I would expect we will get a larger portion of customers from cable. But I think we’ll also attract satellite users as well. I think some of our existing satellite customers, over time, may transition to the Lightspeed service.

But really, with respect to - if you compare our service offering relative to both cable or satellite, I think we’ll have some unique features and some unique advantages, some based on the technology platform itself, the ability to have virtually unlimited video on demand, as an example, some related to the fact that, since all of these services are IP-based over a single platform, it gives us better opportunities to integrate the services in some unique ways, particularly integration between video and data and integration between all of those services in wireless.

And I think that’s the other area, relative to the cable companies, where we have, and will continue to have, some advantage. Even as cable enters into our NBNO-type relationships with wireless, there’s still an advantage from the standpoint of a provider that has the ability to manage the underlying networks and services. Makes it much easier to integrate services, integrate billing and so forth.

Scott Goldman — Bear Stearns & Co. - Analyst

Okay. Thank you.

Operator

(OPERATOR INSTRUCTIONS). Thank you. Our next question is coming from Allen Tory (ph), SC Asset Management (ph).

Allen Tory — SCS Management - Analyst

Hello. Can we talk a bit about capital expenditures? The emphasis you’ve placed on the cost synergies, on combining of traffic, which suggests significant CapEx reductions going forward, perhaps ‘07, ‘08, is that what is and should be anticipated?

Rick Lindner — SBC Communications, Inc. - CFO

I assume now you’re talking with respect to the - are you talking with respect to the AT&T acquisition?

Allen Tory — SCS Management - Analyst

I’m sorry, with respect to the AT&T acquisition, absolutely. I’m sorry.

Rick Lindner — SBC Communications, Inc. - CFO

Okay. One way to think about it is this; first of all, today, much of our traffic is riding on facilities in terms of a national basis, national IP backbone, riding on facilities from Williams, from WilTel or from other providers. So, we are incurring some capital expenditures to increase and deploy assets, particularly out of region. They tend to be more around expenditures to connect with the customer where we’ve aggregated enough traffic where it makes sense to build our own access facilities versus lease facilities.

But what our plan will be, essentially, is to take our existing traffic and base of customers and convert them, transition them, kind of forklift them into the AT&T network and the AT&T infrastructure and operating systems. And we believe they have the capacity to take on that traffic without significant additional expenditures required. And obviously, the more traffic you can run over that combined network, the lower your cost is, the lower your incremental and per unit cost becomes.

But from a pure CapEx standpoint, I wouldn’t say we’re expending large amounts of capital in that area today, simply because of the way we’ve entered the network. It’s really more of an - it’s an opportunity cost or a cost avoidance going forward from the standpoint that if we had continued to try to grow our enterprise base and then do it organically, I think we would have been faced with, in the next year or two, other expenditures we would have had to make. We would have had to own more of our own facilities.

And that might have resulted in other acquisitions. It might have resulted in more capital expenditures. But actually, what you’ve seen in the numbers we’ve released has been more a comparison of what we’re spending today, and so you see smaller kinds of capital expenditure synergies and savings.

FINAL TRANSCRIPT

SBC - Bear Stearns is pleased to host a conference call, exclusively for European institutional investors, with the Chief Financial Officer of SBC Communications Inc.

Allen Tory — SCS Management - Analyst

Thank you, Rick.

Mike McCormack — Bear Stearns & Co. - Analyst

Operator, we’ve got time for one more question, if there is one.

Operator

I’m showing no further questions at this time.

Mike McCormack — Bear Stearns & Co. - Analyst

Okay, great. Thanks again to our friends at SBC and also in Europe, and thanks for joining us.

Rick Lindner — SBC Communications, Inc. - CFO

Mike, thanks for the opportunity.

Mike McCormack — Bear Stearns & Co. - Analyst

Thanks, Rick.

Operator

Thank you. This does conclude this morning’s teleconference. If you would like to hear a replay of this morning’s teleconference, you can either dial 877-519-4471 or 973-341-3080 and use the pin 5686224. Thank you, and have a great weekend.

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NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.